K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

December 29, 2014

VIA EDGAR

Ms. Valerie J. Lithotomos

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Calamos Investment Trust

Calamos Global Convertible Fund; Calamos Hedged Equity Income Fund (the “Funds”)

(File Nos. 333-19228 and 811-5443)

Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A

Dear Ms. Lithotomos:

The following are responses to the comments that we received from you by telephone on December 2, 2014, with respect to Post-Effective Amendment No. 92 to the Registration Statement on Form N-1A (“PEA 92”) for the Calamos Global Convertible Fund and the Calamos Hedged Equity Income Fund (each a “Fund” and collectively, the “Funds”), each a series of the Calamos Investment Trust (“Registrant” or “Trust”), that was filed with the Securities and Exchange Commission (“SEC”) on October 17, 2014, under the Securities Act of 1933, as amended (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) (File Nos. 333-19228; 811-5443). Your comments and the Registrant’s responses are set forth below. Defined terms used below have the same meanings as in the Registrant’s prospectuses included in PEA 92.

Prospectus

General

1.	Please confirm supplementally that completed expense tables and expense examples will be submitted in the Funds’ subsequent post-effective amendment filed pursuant to Rule 485(b) under the Securities Act.

Response: The Registrant confirms supplementally that the completed expense tables and expense examples are included in Post-Effective Amendment No. 93 to Registrant’s registration statement filed on December 29, 2014, contemporaneously with this response letter.

Securities and Exchange Commission

December 29, 2014

Calamos Global Convertible Fund

2.	Please provide a definition of the term “synthetic convertible securities” or, in the alternative, provide an exhaustive list of the synthetic convertible securities in which the Fund may invest. In addition, please explain whether synthetic convertible securities are intended to be included in the Fund’s 80% test for purposes of complying with Rule 35d-1 under the 1940 Act. If so, please explain why you believe that the investments that comprise these synthetic positions have economic characteristics similar to the types of investments suggested by the Fund’s name.

Response: The Registrant confirms supplementally that, in general, a synthetic convertible security is a financial instrument that is designed to simulate the characteristics of a convertible security through the combined features of a collection of other securities and instruments. A synthetic convertible security is not a specific type of instrument; rather, it is the combination in a portfolio of various securities held in concert that in the aggregate are designed to provide an economic return that is similar to convertible securities.1 As a result, synthetic convertible instruments are thus more properly understood as a strategy, rather than a particular type of investment.2 Mr. John P. Calamos Sr., the founder of the Fund’s investment adviser, and chairman of the Board of Trustees of the Fund, has noted the following about synthetic convertibles: “A synthetic is not issued; it is created, usually by a third party other than the corporation whose underlying stock performance ultimately determines its value.”3 A synthetic convertible security is created by pairing a debt instrument and an option (or another instrument that provides equity optionality); the investor purchases and holds debt securities, which function like the bond portion of a convertible security, and contemporaneously purchases an instrument that gives equity exposure (typically on the same issuer), which replicates the embedded option feature of a convertible security.4 By utilizing a synthetic convertible strategy, the Fund is essentially seeking to replicate the economic characteristics of a convertible security: the base-line investment return and protection that investment exposure to debt securities can provide, coupled with the potential additional return that exposure to equities can provide.

In addition, the Registrant confirms supplementally that its investment in synthetic convertible securities is intended to be included in the Fund’s 80% test. In footnote 13 to the release adopting Rule 35d-1, the Commission recognized that an investment company may include a synthetic instrument in its “names rule” basket “if it has economic characteristics similar to the securities included in that basket.” The Fund’s name suggests that the Fund will invest in convertible securities. When taken together, the securities that make up the synthetic

[1]	Convertible securities include any corporate debt security or preferred stock that may be converted into underlying shares of common stock. Convertible securities entitle the holder to receive interest payments paid on corporate debt securities or the dividend preference on a preferred stock until such time as the convertible security matures or is redeemed or until the holder elects to exercise the conversion privilege. A convertible security is a hybrid instrument in that it comprises a debt or preferred stock interest with an embedded option on the security into which it may be converted.
[2]	Under certain circumstances, third-party brokers might create structured securities that package aspects of different securities into a single instrument, or which take the form of a structured note. In most instances, however, the phrase “synthetic convertible” refers to holdings of various component securities in a portfolio that, in the aggregate, provide the portfolio with a convertible security’s economic profile rather than referencing a single type of instrument.
[3]	John P. Calamos, CONVERTIBLE SECURITIES: THE LATEST INSTRUMENTS, PORTFOLIO STRATEGIES, AND VALUATION ANALYSIS 105 (rev. ed. 1998).
[4]	Id. at 108.

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security possess the two principal economic characteristics of a convertible security, which are: (1) a fixed-income return, and (2) the right to acquire an equity security. The Fund’s investment adviser strongly believes that these synthetic convertible instruments have economic characteristics similar to convertible securities. The Fund’s current disclosure included in its investment strategy discusses the types of securities the Fund may use to create synthetic convertible securities, as well as how these securities, when put together, create the economic characteristics of convertible securities, namely, the right to acquire equity securities. Accordingly, the Fund has included a definition of the term “synthetic convertible securities” in the third sentence of its investment strategy, as follows:

“A synthetic convertible security is a financial instrument (or two or more securities held in tandem) that is designed to simulate the economic characteristics of a convertible security through the combined features of a debt instrument and a security providing an option on an equity security.”

3.	Please confirm that the Fund invests a significant amount of its net assets outside of the United States given that the Fund’s name contains the term “Global.”

Response: The Trust notes that the section titled “Principal Investment Strategies” in the Fund’s prospectuses discloses that the Fund normally invests in a globally diversified manner, with at least 20% of its assets in securities of foreign issuers, including issuers in emerging markets.

The term “global” is not subject to regulation under Rule 35d-1 under the 1940 Act. In the adopting release for Rule 35d-1, the Commission affirmatively chose not to impose an investment percentage threshold on non-U.S. securities, or a minimum number of countries in which a fund must invest for funds with the term “global” in their names, and the adopting release indicates that such term does not give rise to an 80% investment requirement. Instead, the adopting release asserts that this term connotes diversification among investments in a number of different countries throughout the world and states the Commission expects that companies using such names will invest accordingly. In addition, the adopting release invokes the Staff’s long-standing position that, as a general matter, an investment company may use any reasonable definition of the terms used in its name.

By committing to invest normally in a “globally diversified manner” with at least 20% of its assets in non-U.S. securities, the Registrant believes that the Fund has established a reasonable definition of the term “global” as used in its name and will have a portfolio of investments that will be tied economically to a number of countries throughout the world. Accordingly, the Registrant respectfully submits that the use of the word “Global” remains appropriate in the name of the Fund.

4.	Please clarify the term “equity like securities.”

Response: The Registrant confirms supplementally that the term “equity like securities” may include securities that exhibit equity characteristics, which may include, among other instruments, preferred stock, warrants, rights, depositary receipts, exchange-traded funds, trust certificates, limited partnership interests, and derivatives that give exposure to (i.e., possess economic characteristics similar to) the equity markets. Accordingly, the Registrant has revised the disclosure to change the term “equity like securities” to “securities with economic characteristics similar to stock or the equity markets.”

Securities and Exchange Commission

December 29, 2014

5.	The risk factor captioned “Convertible Securities Risk,” within the “Principal Risks” section of the prospectus, reads similarly to generic debt risk. Please tailor this section to discuss risks specific to convertible securities.

Response: The Registrant confirms supplementally that it has inserted the following disclosure as the last sentences of “Convertible Securities Risk” under the heading “Principal Risks” discussing risks specific to convertible securities:

“Convertible securities generally offer lower interest or dividend yields than nonconvertible fixed-income securities of similar credit quality because of the potential for capital appreciation. In addition, as the market price of the underlying common stock declines below the conversion price, the price of the convertible security tends to be increasingly influenced by the yield of the convertible security. Holders of convertible securities have a claim on the issuer’s assets prior to the common stockholders, but may be subordinated to holders of similar but non-convertible securities of the same issuer.”

6.	With respect to the risk factor captioned “Synthetic Convertible Instruments Risk,” within the “Principal Risks” section of the prospectus, please discuss how the component parts of a synthetic convertible security differ, and include a discussion of the risks of each of the component parts of a synthetic convertible security.

Response: The Registrant confirms supplementally that the “Synthetic Convertible Instruments Risk” referenced above has been replaced with the following:

The value of a synthetic convertible security may respond differently to market fluctuations than a traditional convertible security because a synthetic convertible is composed of two or more separate securities or instruments, each with its own market value. Because the convertible component is typically achieved by investing in warrants or options to buy common stock at a certain exercise price, or options on a stock index, synthetic convertible securities are subject to the risks associated with derivatives. In addition, if the value of the underlying common stock or the level of the index involved in the convertible component falls below the exercise price of the warrant or option, the warrant or option may lose all value.

Securities and Exchange Commission

December 29, 2014

7.	With respect to the risk factor captioned “Options Risk,” within the “Principal Risks” section of the prospectus, please discuss counterparty risk and provide a discussion regarding the risk of loss greater than the Fund’s initial investment.

Response: The Registrant confirms that the requested disclosure has been included as follows:

The Fund may also purchase or write over-the-counter put or call options, which involve risks different from, and possibly greater than, the risks associated with exchange-listed put or call options. In some instances, over-the-counter put or call options may expose the Fund to the risk that a counter party may be unable to perform according to a contract, and that any deterioration in a counterparty’s creditworthiness could adversely affect the instrument. In addition, the Fund may be exposed to a risk that losses may exceed the amount originally invested.

8.	With respect to the risk factor entitled “Small and Mid-Sized Company Risk,” within the “Principal Risks” section of the prospectus, please clarify whether risks associated with such companies warrant inclusion in this section.

Response: The Registrant confirms supplementally that risks associated with small and mid-size companies are not a principal risk of the Fund, therefore the Registrant has removed this disclosure from the above-referenced section of the Fund’s prospectus.

9.	With respect to the list of portfolio managers on page nine of the prospectus, please replace “since inception” with a specific date.

Response: The Registrant respectfully submits that the use of the phrase “since inception” adequately discloses the date the portfolio management team commenced managing portfolio assets because this is each Fund’s inaugural year. In addition, the Registrant believes that such disclosure more appropriately aligns with the disclosure used for each of the Registrant’s other series. Accordingly, the Registrant respectfully declines the Staff’s comment.

Calamos Hedged Equity Income Fund

10.	Please define the term “equity-related securities.”

Response: The Registrant has revised the relevant disclosure as discussed in response to Comment #4 above.

11.	Please discuss whether the Fund uses derivatives for hedging purposes. If so, please discuss how speculative such instruments are and include derivatives risk disclosure.

Response: The Registrant confirms supplementally that it may use derivatives for hedging purposes, and the following disclosure was added as the second to last paragraph under the Fund’s “Principal Investment Strategies” section of the Fund’s prospectus, in accordance with the Staff’s comment:

The Fund may use derivatives for hedging (attempting to reduce risk by offsetting one investment position with another) or non-hedging purposes. In particular, the Fund may hedge some or all of the currency exposure of foreign securities by entering into foreign forward currency contracts, futures or other derivatives.

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December 29, 2014

In addition, the Registrant confirms that the following disclosure discussing the risks of investing in derivatives was added to the “Principal Risks” section of the Fund’s prospectus:

Derivatives Risk — Derivatives are instruments, such as futures and foreign forward currency contracts, whose value is derived from that of other assets, rates or indices. The use of derivatives for non-hedging purposes may be considered more speculative than other types of investments. Derivatives can be used for hedging (attempting to reduce risk by offsetting one investment position with another) or non-hedging purposes. Hedging with derivatives may increase expenses, and there is no guarantee that a hedging strategy will work. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. The use of derivatives for non-hedging purposes may be considered more speculative than other types of investments. In addition, derivative instruments are subject to counter party risk, meaning that the party who issues the derivatives may experience a significant credit event and may be unwilling or unable to make timely settlement payments or otherwise honor its obligations. Changes in the value of a derivative may not correlate perfectly with the underlying asset, rate or index, and the Fund could lose more than the principal amount invested.

12.	Please confirm whether the fee table should include a line item for short selling.

Response: The Registrant confirms supplementally that a line item for short selling is not currently required to be included in the Fund’s fee table.

13.	Please confirm whether a contractual waiver should be included in the Fund’s fee table.

Response: The Registrant confirms supplementally that a contractual waiver has been reflected in the Fund’s fee table.

Statement of Additional Information

14.	With respect to the section captioned “Convertible Securities” on page five of the SAI, the last sentence of the first paragraph begins: “As a result of the conversion feature….” Please add the disclosure that follows that sentence in a section of the prospectus discussing a convertible security’s conversion value:

As a result of the conversion feature, however, the interest rate or dividend preference on a convertible security is generally less than would be the case if the security were a non-convertible obligation. A convertible security’s value viewed without regard to its conversion feature (i.e., strictly on the basis of its yield) is sometimes referred to as its “investment value.” A convertible security’s investment value

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typically will fluctuate inversely with changes in prevailing interest rates. However, at the same time, the convertible security will be influenced by its “conversion value,” which is the market value of the underlying common stock that would be obtained if the convertible security were converted. Conversion value fluctuates directly with the price of the underlying common stock.

Response: The Registrant confirms supplementally that substantially similar disclosure is included under the caption “Convertible Securities Risk” on pages 13 and 15 of the Class A and Class C Prospectus, and the Class I and Class R Prospectus, respectively.

15.	With respect to the following language in the third paragraph of the section entitled “Convertible Securities” on page five of the SAI, please include this disclosure in the convertible securities risk disclosure included in each prospectus:

Holders of convertible securities have a claim on the issuer’s assets prior to the common stockholders, but may be subordinated to holders of similar non-convertible securities of the same issuer.

Response: The Registrant confirms supplementally that the requested change has been included as the last sentence of the convertible securities risk disclosure in each prospectus, the full text of which is included in response to Comment #5.

*        *        *         *        *

In connection with responding to the Staff’s comments, the Fund acknowledges that:

•	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings relating to the Fund;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	The Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions regarding the above, please feel free to call me at (202) 778-9189 or Eric S. Purple at (202) 778-9220.

Sincerely,

/s/ Nicole Trudeau

Nicole Trudeau